Exhibit 11

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE

	2007	2006	2005
	(In thousands except per share data)
Net income	$125,497	$46,112	$60,121

Basic weighted average shares outstanding	80,781	81,353	80,908

Diluted weighted average shares outstanding	82,824	83,212	82,045

Basic net income per share	$1.55	$0.57	$0.74

Diluted net income per share	$1.52	$0.55	$0.73